

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2024

Daniel P. McGahn
Chief Executive Officer
AMERICAN SUPERCONDUCTOR CORPORATION
114 East Main St.
Ayer, MA 01432

> **Re: AMERICAN SUPERCONDUCTOR CORPORATION**
> **Registration Statement on Form S-3**
> **Filed January 30, 2024**
> **File No. 333-276766**

Dear Daniel P. McGahn:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Jenny O'Shanick at 202-551-8005 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Manufacturing

cc: Peter N. Handrinos